

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Dror Ben-Asher
Chief Executive Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 6473921
Israel

       Re: RedHill Biopharma Ltd.
             Registration Statement on Form F-3
             Filed March 30, 2021
             File No. 333-254848

Dear Mr. Ben-Asher:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Deanna Virginio at 202-551-4530 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences

cc: Rick Werner, Esq.